As filed with the Securities and Exchange Commission on July 20, 1999

                                                 Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                           PRICELINE.COM INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                       06-1528493
(State or Other Jurisdiction of                        (I.R.S. Employer
 Incorporation or Organization)                       Identification No.)

                           --------------------------

                              Five High Ridge Park
                           Stamford, Connecticut 06905
          (Address of Principal Executive Offices, including Zip Code)

                           --------------------------

                                1997 OMNIBUS PLAN
                                1999 OMNIBUS PLAN
                           (Full Titles of the Plans)

                           --------------------------

                              Melissa M. Taub, Esq.
                           priceline.com Incorporated
              Senior Vice President, General Counsel and Secretary
                              Five High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 705-3000
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

                               -------------------

                                   Copies to:
                           Patricia Moran Chuff, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                                One Rodney Square
                           Wilmington, Delaware 19801
                                 (302) 651-3000

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                          Proposed Maximum       Proposed Maximum
             Title of                 Amount to be         Offering Price            Aggregate            Amount of
    Securities to be Registered       Registered (1)         Per Share(2)        Offering Price(2)     Registration Fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                20,717,448              $ 0.80             $  16,573,958.47       $   4,607.56
$0.008 per share..................        375,812                0.93                   348,753.99              96.95
                                        1,275,000                3.20                 4,079,999.92           1,134.24
                                          961,875                6.40                 6,156,000.00           1,711.37
                                          323,042                8.00                 2,584,333.33             718.44
                                           49,375               10.00                   493,750.00             137.26
                                          322,505               13.00                 4,192,564.74           1,165.53
                                            3,000               59.88                   179,625.00              49.94
                                          150,000               67.63                10,143,750.00           2,819.96
                                        3,119,500               76.88               239,811,562.50          66,667.61
                                            1,000               78.44                    78,440.00              21.81
                                            2,000               81.50                   163,000.00              45.31
                                           70,000               84.13                 5,888,750.00           1,637.07
                                            5,000               84.50                   422,500.00             117.46
                                            5,000               99.44                   497,200.00             138.22
                                            8,000              101.50                   812,000.00             225.74
                                           13,000              104.84                 1,362,920.00             378.89
                                            3,000              105.50                   316,500.00              87.99
                                           33,000              112.00                 3,696,000.00           1,027.49
                                            2,500              124.34                   310,850.00              86.42
                                            3,500              128.00                   448,000.00             124.54
                                            2,000              131.75                   263,500.00              73.25
                                            6,000              134.00                   804,000.00             223.51
                                           11,500              139.25                 1,601,375.00             445.18
                                        5,786,943              104.63               605,487,846.09         168,325.62
                                       ----------                                 ----------------       ------------
                                       33,250,000                                 $ 906,717,179.04       $ 252,067.37
                                       ==========                                 ================       ============


(1) This registration statement covers shares of common stock, par value $0.008 per shares of the Registrant consisting of the aggregate number of shares which may be sold upon the exercise of options which have been granted and/or may hereafter be granted under the Registrant's 1997 Omnibus Plan and 1999 Omnibus Plan (collectively, the "Plans"). The maximum number of shares which may be sold upon the exercise of such options granted under the Plans are subject to adjustment in accordance with certain anti-dilution and other provisions of the Plans. Accordingly, pursuant to Rule 416 under the Securities Act of 1933, this registration statement includes, in addition to the number of shares stated above, an indeterminate number of shares which may be subject to grant or otherwise issuable after the operation of any such anti-dilution and other provisions.

(2) Estimated solely for the purpose of calculating the registration fee with Rule 457(h) under the Securities Act of 1933 as follows: (i) in the case of shares of common stock which may be purchased upon exercise of outstanding options, the fee is calculated on the basis of the price at which the options may be exercised; and (ii) in the case of shares of common stock for which options have not yet been granted and the option price of which is therefore unknown, the fee is calculated on the basis of the average of the high and low sale prices per share of common stock as quoted on The Nasdaq National Market on July 14, 1999 (within 5 business days prior to filing this registration statement).
================================================================================

                                     PART I

                                EXPLANATORY NOTE

      This registration statement registers shares of common stock par value $0.008 per share ("common stock"), of priceline.com Incorporated ("priceline.com") that are being issued and sold or may be issued and sold by the Registrant to participants in priceline.com's 1997 Omnibus Plan and 1999 Omnibus Plan (together, the "Plans"). This registration statement also registers reoffers and resales of shares of common stock issuable upon the exercise of options granted under the Plans that may constitute "control securities" under General Instruction C to Form S-8. Such control securities maybe re-offered and resold on a continuous or delayed basis in the future under Rule 415 under the Securities Act of 1933, as amended (the "Securities Act").

      This registration statement contains two parts. The first part contains a "reoffer" prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of Form S-8). The second part contains information required in the registration statement pursuant to Part II of Form S-8. Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission. Priceline.com will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this registration statement (which documents are incorporated by reference in the Section 10(a) prospectus as set forth in Form S-8), the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act, and additional information about the Plans. Requests should be directed to Melissa M. Taub, Esq. at priceline.com Incorporated, Five High Ridge Park, Stamford, Connecticut 02905. Priceline.com's telephone number is (203) 705-3000.

                               REOFFER PROSPECTUS

                         200,000 SHARES OF COMMON STOCK

                                priceline.com(SM)

                               -------------------

      The shares of common stock, par value $0.008 per share, of priceline.com Incorporated ("priceline.com") covered by this reoffer prospectus may be offered and sold to the public by certain stockhold ers of priceline.com (collectively, the "Selling Securityholders"). The Selling Securityholders have acquired the shares through the exercise of stock options granted to them under priceline.com's 1997 Omnibus Plan and 1999 Omnibus Plan (together, "the Plans").

      Our common stock is quoted on the Nasdaq National Market under the symbol "PCLN." On July 14, 1999, the closing price of a share of our common stock on the Nasdaq National Market was $104.25 per share. The Selling Securityholders may sell their shares directly or indirectly in one or more transactions on the Nasdaq National Market or on any stock exchange on which the shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods. These sales may be at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      To the knowledge of priceline.com, other than the arrangements with the administrator of the option exercise program described herein, the Selling Securityholders have no arrangements with any other brokerage firms regarding the sale of their shares.

      The Selling Securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Securityholders and/or purchasers of the shares, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). In connection with such sales, the Selling Securityholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, as amended (the "Securities Act"), and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

      Priceline.com will not receive any proceeds from the sale of the shares by the Selling Securityholders.

                              --------------------

      This investment involves a high degree of risk. Please see "Risk Factors" beginning on page 7.

                              --------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this reoffer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              --------------------

              The date of this reoffer prospectus is July 20, 1999

                              --------------------

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

Additional Information....................................................2
Incorporation of Certain Documents by Reference...........................3
The Company...............................................................4
Risk Factors..............................................................7
Special Note Regarding Forward-looking Statements........................27
Use of Proceeds..........................................................28
Selling Securityholders..................................................29
Plan of Distribution.....................................................31
Legal Matters............................................................31
Experts..................................................................32

                                 --------------

      You should rely only on the information contained in this reoffer prospectus or any supplement. No one is authorized to provide you with information different from that which is contained in or incorporated by reference into this reoffer prospectus. Shares of common stock are being offered and sold only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the common stock.

                             ADDITIONAL INFORMATION

      Priceline.com has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This reoffer prospectus does not contain all of the information set forth or incorporated by reference in the registration statement and the exhibits thereto. For further information with respect to priceline.com and the common stock offered hereby, reference is made to the registration statement and the exhibits thereto. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

      Priceline.com is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by priceline.com can be inspected without charge at the public reference facilities maintained by the Commission at the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549, and at the Regional Offices of the Commission located at Seven World Trade Center, l3th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov. Priceline.com shares are quoted on the Nasdaq National Market under the symbol "PCLN."

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed with the Commission are incorporated by reference herein:

      (a) priceline.com's registration statement on Form S-1 (Reg. No. 333-69657) filed with the Commission on December 23, 1998, including any amendment or supplement thereto subsequently filed by priceline.com for the purpose of updating that registration statement pursuant to the Securities Act.

      (b) priceline.com's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

      (c) priceline.com's Current Reports on Form 8-K, dated June 17, 1999 and July 19, 1999; and

      (d) The description of priceline.com's common stock contained in its Registration Statement on Form 8-A filed on March 18, 1999 pursuant to Section 12(g) of the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

      All documents filed by priceline.com pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to and subsequent to the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this reoffer prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

      Priceline.com will provide without charge to any person to whom this reoffer prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this reoffer prospectus). Requests should be directed to Melissa M. Taub, Esq. at priceline.com Incorporated, Five High Ridge Park, Stamford, Connecticut 06905. Priceline.com's telephone number is (203) 705-3000 and its Web site is located at www.priceline.com. Information on priceline.com's Web site is not incorporated by reference into this reoffer prospectus.

                                   THE COMPANY

General

      Priceline.com ("priceline.com") has pioneered a unique e-commerce pricing system known as a "demand collection system" that enables consumers to use the Internet to save money on a wide range of products and services while enabling sellers to generate incremental revenue. Using a simple and compelling consumer proposition-"name your price," we collect consumer demand, in the form of individual customer offers guaranteed by a credit card, for a particular product or service at a price set by the customer. We then either communicate that demand directly to participating sellers or access participating sellers' private databases to determine whether we can fulfill the customer's offer on the basis of the pricing information and rules established by the sellers. Consumers agree to hold their offers open for a specified period of time and, once fulfilled, offers cannot be canceled. We benefit consumers by enabling them to save money, while at the same time benefitting sellers by providing them with an effective revenue management tool capable of identifying and capturing incremental revenues. By requiring consumers to be flexible with respect to brands, sellers and product features, we enable sellers to generate incremental revenue without disrupting their existing distribution channels or retail pricing structures.

      We commenced our service on April 6, 1998 with the sale of leisure airline tickets and, during the period from launch through December 31, 1998, collected guaranteed offers for approximately 1.9 million airline tickets, representing approximately $400.0 million in total consumer demand, resulting in sales of approximately 134,900 airline tickets, representing approximately $30.4 million in revenue. During the six-month period ended June 30, 1999, we collected guaranteed offers for approximately 1.8 million airline tickets, representing approximately $486.3 million in total consumer demand. This demand resulted in sales of approximately 626,860 airline tickets, representing approximately $135.0 million in revenue. The number of offers that we accept is affected by a variety of factors, including the number of reasonable offers received and the level of available inventory.

      Since commencing service in April 1998, our business has grown significantly and the priceline.com service now includes the following products and services:

      o leisure airline tickets, which now includes six domestic and 16 international airline partici pants;

      o new automobiles, which was launched on a test basis in the New York metropolitan area in July 1998;

      o hotel room reservations, which was launched in October 1998, offers hotel rooms in substan tially all major United States markets and includes as participants more than 10 leading national hotel chains; and

      o home financing services, which was launched in January 1999 with home mortgage services and now also includes home equity loans and refinancing services.

      Through the innovative use of "adaptive marketing programs," we also market customer acquisition programs for third parties. These programs facilitate the completion of a higher percentage of successful transactions through the priceline.com service while generating fee income for us. We intend to continue to leverage the priceline.com brand by expanding our product offerings to include rental cars, cruises, time shares, vacation packages, personal and automobile loans, insurance and other financial services products and by expanding our new car sales service to the entire U.S. market. We also are exploring expansion of our core "name your price" business model to other areas of e-commerce, such as retail merchandise and the consumer-to-consumer market.

      We offer products and services that are provided by participating sellers, many of whom are leaders in their industries. Twenty-two domestic and international airlines currently participate in priceline.com's leisure airline ticket service, including Delta, Northwest, Continental, TWA, America West and leading international carriers. Participants in our hotel room reservation service include Marriott, Renaissance, Sheraton, Westin and several other nationally recognized hotel chains, as well as several important real estate investment trusts, including Meristar, Patriot and Starwood. We do not publicly advertise the names of our seller participants in our airline and hotel programs. Our home financing service, which is offered through a joint marketing arrangement with LendingTree, an Internet-based home financing service provider, includes a network of more than 30 participating lending institutions.

      We generate revenues in a variety of ways depending on the product or service sold. With respect to our airline ticket and hotel room reservation services, we determine whether to fulfill a customer's offer based upon the available fares, rules and inventory that have been provided by participating sellers through their private data bases. Upon completion of a successful transaction, we recognize as revenue the customer's named price, net of taxes, and record as the cost of revenue, the fare or rate charged by seller. With respect to our automobile and home financing services, a customer's offer is submitted directly to the participating sellers who determine whether to fulfill the offer. With respect to our automobile service, we earn a fixed fee from both the customer and the seller after the transaction is consummated. With respect to our home financing service, we receive marketing fees equal to a percentage of the net revenue generated by the service, which is operated in conjunction with LendingTree, Inc. For our adaptive marketing programs, we earn fees payable by the seller and/or the customer or by our adaptive marketing partner.

      We believe that the priceline.com service already has achieved significant consumer acceptance and widespread brand awareness. Based upon the results of an independent research study conducted for us, we believe that as of April 1999, among adult Americans, priceline.com was the second most recognized e-commerce brand among the 17 leading brands included in the survey and one of the most recognized Internet brands among the leading brands included in the survey. Based on the study, we also believe that, after only one year of operation, 91.1 million (or 47%) of all adult Americans were aware of the priceline.com brand. The study also indicated that awareness of the priceline.com brand increased over 14% since mid-1998. Priceline.com's strong brand awareness has been achieved without any affiliation with an Internet portal company such as Yahoo! or Excite or a proprietary online service such as America Online. Beyond mere name recognition, we also believe that we enjoy high levels of consumer satisfaction among users of our service who provide powerful word-of-mouth endorsements. In addition, we have been featured in hundreds of news stories in national publications such as The New York Times, The Wall Street Journal and USA Today. The priceline.com service also has been awarded a four-star rating by Yahoo! Internet Life magazine as the "most creative way to get a good deal" on leisure airline tickets.

      We believe that our unique business model can be applied to a broad range of products and services. We believe that this broad applicability of our business model, our first mover advantage, the strength of the priceline.com brand, our network of seller participants, our proprietary software systems and our intellectual property strategies provide us with significant competitive advantages.

      Our principal executive offices are located at Five High Ridge Park, Stamford, Connecticut 06905, and our telephone number is (203) 705-3000. Our Web site is located at www.priceline.com. The information on our Web site is not incorporated by reference into this prospectus.

Recent Developments

      Public Offerings. On July 19, 1999, we announced that we intend to conduct the following concurrent public offerings: (1) an equity offering of up to 6,000,000 shares of our common stock (the "Equity Offering") and (2) a convertible note offering up to $250.0 million aggregate principal amount of convertible subordinated notes (the "Convertible Note Offering"), which will be convertible at the option of the holders into shares of our common stock at a conversion price that will represent a premium to the market price of our common stock at the time of the Convertible Note Offering. In the Equity Offering, 2,000,000 shares would be newly issued shares sold by priceline.com and 4,000,000 shares would be presently outstanding shares sold by selling stockholders. It is expected that the public offerings would be completed in August 1999, although we can not guarantee that either the Equity Offering or the Convertible Note Offering will be completed in that time frame, if at all.

      Option Exercise Program. We also announced on July 19, 1999 that we and our underwriters in the initial public offering have agreed to release up to 1.1 million option shares held by our employees from the current 180-day post-initial public offering limitation on exercise, which would otherwise expire on September 26, 1999. The option exercise program (the "Option Exercise Program") will enable them to sell a portion of the shares underlying their vested options through a cashless exercise program.

      Holders of employee stock options are eligible to participate in the Option Exercise Program as follows: (1) employees who have a portion of their options vested on or before June 1, 1999, which otherwise would not have been exercisable until September 26, 1999, will be permitted to exercise up to one third of those vested options and sell the underlying shares for a period of eleven days (July 20, 1999 through July 30, 1999), up to a maximum of options to purchase 50,000 shares of our common stock per eligible option holder; (2) the sale of shares underlying the exercised options will be executable through a cashless exercise program; and (3) after expiration of the eleven-day period, such employees will agree to an extended 180-day lock-up period on the unsold option shares that will prohibit the sale of the shares underlying these options until 180 days after the effective date of the registration statement associated with the Equity Offering. Employees who have no options vested as of June 1, 1999 and former employees, directors and consultants will not be eligible to participate in the Option Exercise Program.

      Of the 19,474,896 shares issuable upon exercise of vested options as of July 20, 1999, 1,060,898 shares are available to be sold through the Option Exercise Program and 5,580,129 shares are expected to be subject to restrictions on disposition until 180 days after the effective date of the registration statement associated with the Equity Offering. The remaining 12,833,869 shares underlying vested options that did not participate in the Option Exercise Program will be freely tradeable upon exercise of the underlying options after September 25, 1999. The sale of additional 8,013,161 shares underlying unvested options and 5,761,943 shares reserved for issuance upon exercise of options to be issued under the 1999 Omnibus Plan are registered on the Form S-8 Registration Statement of which this reoffer prospectus is a part and will be available for resale in the open market upon exercise of such options.

                                  RISK FACTORS

      In addition to the other information in this reoffer prospectus, prospective investors should carefully consider the following risk factors in evaluating us, our business and an investment in the common stock. Unless specified otherwise as used herein, the terms "we," "us" or "our" refers to priceline.com Incorporated.

      This reoffer prospectus contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially from any for ward-looking statement. See "Special Note Regarding Forward-Looking Statements."

Our Limited Operating History Makes Evaluating Our Business Difficult

      Priceline.com was formed in July 1997 and began operations on April 6, 1998. As a result, we have only a limited operating history on which you can base an evaluation of our business and prospects. Our prospects must be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as online commerce, using new and unproven business models. To address these risks and uncertainties, we must, among other things:

      o     attract leading sellers and consumers to the priceline.com service;

      o maintain and enhance our brand, and expand our product and service offerings;

      o     attract, integrate, retain and motivate qualified personnel; and

      o     adapt to meet changes in our markets and competitive developments.

We may not be successful in accomplishing these objectives.

We Are Not Profitable and Expect to Continue to Incur Losses

      We have incurred net losses of $88.1 million during the period from July 18, 1997 (inception) through June 30, 1999, before giving effect to $68.6 million of non-cash charges arising from equity issuances to a number of our participating airlines, our chief executive officer and other parties, which resulted in total net losses of $156.7 million for such period. We have not achieved profitability and expect to continue to incur losses for the foreseeable future. The principal causes of our losses are likely to continue to be significant brand development costs, marketing and promotion costs and technology and systems development costs.

      Almost all of our revenues to date have been derived from airline ticket sales, hotel room reservations and related adaptive marketing programs. In order to increase airline, hotel room and adaptive marketing revenues, build a record of successful transactions and enhance the priceline.com brand, we have sold a substantial portion of our airline tickets and hotel room reservations below cost. In addition, as our business model evolves, we have introduced and expect to continue to introduce a number of new products and services. With respect to both current and future product and service offerings, we expect to increase significantly our operating expenses in order to increase our customer base, enhance our brand image and support our growing infrastructure. For us to make a profit, our revenues and gross profit margins will need to increase sufficiently to cover these and other future costs. Otherwise, we may never achieve profitability.

We Are Dependent on Adaptive Marketing Programs

      Our adaptive marketing programs permit consumers to increase the amount of their offers at no additional cost by participating in sponsor promotions during the process of making an offer through the priceline.com service. The fees paid to us by sponsors offering the promotions generate significant revenues. Since these fees historically have involved no direct costs, they have had a disproportionately positive impact on our gross profit margins. A significant reduction in consumer acceptance of our adaptive marketing programs, costs that we may incur in connection with adaptive marketing programs, reductions in fees paid to us in connection with such programs or any material decline in such programs could result in a material reduction in our revenues and our gross profit. We may not be able to replace such revenues through other programs or through product sales.

      During 1998 and the first two quarters of 1999, a substantial majority of our adaptive marketing revenues were derived from fees paid by credit card issuers for qualifying credit card applications submitted over the priceline.com service in connection with customer offers for airline tickets. Through May 1, 1999, almost all of our adaptive marketing revenues were derived from fees related to a credit card adaptive marketing program with Capital One Bank. In May 1999, we replaced Capital One Bank with First USA Bank, a leading national credit card issuer. Since that time, our credit card adaptive marketing program revenues have been attributable to our adaptive marketing relationship with First USA.

      Both the Capital One and First USA adaptive marketing programs enable our customers to increase the amount of their offers by a specified amount by applying online for a credit card. However, the fee structure of the First USA program is based on different factors than the factors that were applicable under the Capital One program. For example, under the Capital One program we received fees based upon the submission of qualifying applications, while the First USA program ties a portion of our fees to account activation and usage. However, since the First USA program only recently commenced, we have no method of accurately predicting such activation and usage rates. In addition, unlike the Capital One program, a portion of the fees earned under the First USA program is required to be reinvested in program incentives. Accordingly, the First USA program may or may not generate revenues or gross profits comparable to those previously generated under the Capital One program. The First USA agreement has a term of five years, subject to certain earlier termination and repricing rights of First USA. For example, subject to priceline.com's rights of renegotiation, First USA has the right to terminate the agreement after one year (and earlier under certain circumstances) if its financial returns under the adaptive marketing program are not at least equivalent to certain agreed upon levels. The full financial statement impact of the shift from the Capital One adaptive marketing program to the First USA adaptive marketing program will not be known until completion of future periods.

      In addition to our credit card adaptive marketing program with First USA, we have an adaptive marketing program with E*Trade for online brokerage services and expect to commence adaptive marketing programs with Discover Financial Services Inc. for credit cards and Sprint Communications Company L.P. for long distance telecommunications services. Our adaptive marketing program with E*Trade is based on an oral agreement which may be terminated at any time and most of our other adaptive marketing programs may be terminated on short notice.

      We cannot guarantee that any of our adaptive marketing programs will continue beyond their initial terms or, even if continued, that they will be successful. If they are not successful, our gross profit and results of operations could be adversely affected.

Potential Fluctuations in Our Financial Results Makes Financial Forecasting Difficult

      We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our limited operating history and our new and unproven business model, we cannot predict our future revenues or results of operations accurately. It is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would almost certainly be materially and adversely affected.

      Our business has no backlog and almost all of our revenues for a particular quarter are derived from transactions that are both initiated and completed during that quarter. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenues relative to our planned expenditures could have an immediate adverse effect on our business and results of operations.

      Our limited operating history and rapid growth makes it difficult for us to assess the impact of seasonal factors on our business. Nevertheless, we expect our business to be subject to seasonal fluctuations, reflecting a combination of seasonality trends for the products and services offered by the priceline.com service and seasonality patterns affecting Internet use. For example, with regard to our travel products, demand for leisure travel may increase over summer vacations and holiday periods, while Internet usage may decline during the summer months. Our results also may be affected by seasonal fluctuations in the inventory made available to the priceline.com service by participating sellers. Airlines, for example, typically enjoy high demand for tickets through traditional distribution channels for travel during Thanksgiving and the year-end holiday period. As a result, during those periods, airlines may have less excess inventory to offer through the priceline.com service at discounted prices. Our business also may be subject to cyclical variations for the products and services offered; for example, leisure travel and home mortgage financing tend to decrease in economic downturns.

We are Dependent on the Airline Industry and Certain Airlines

      Our near term, and possibly long term, prospects are significantly dependent upon our sale of leisure airline tickets. Sales of leisure airline tickets represented 83.7% of total revenue for the six months ended June 30, 1999. Leisure travel, including the sale of leisure airline tickets, is dependent on personal discretionary spending levels. As a result, sales of leisure airline tickets and other leisure travel products tend to decline during general economic downturns and recessions. Unforeseen events, such as political instability, regional hostilities, increases in fuel prices, travel-related accidents and unusual weather patterns also may adversely affect the leisure travel industry. As a result, our business also is likely to be affected by those events. Significantly reducing our dependence on the airline and travel industries is likely to take a long time and there can be no guarantee that we will succeed in reducing that dependence.

      Sales of airline tickets from priceline.com's four largest airline suppliers accounted for approximately 92.0% of airline ticket revenue for the six months ended June 30, 1999. As a result, currently we are substantially dependent upon the continued participation of these four airlines in the priceline.com service in order to maintain and continue to grow our total airline ticket revenues. We currently have 22 participating airlines. However, our airline participation agreements:

      o do not require the airlines to make tickets available for any particular routes;

      o do not require the airlines to provide any specific quantity of airline tickets;

      o do not require the airlines to provide particular prices or levels of discount;

      o do not require the airlines to deal exclusively with us in the public sale of discounted airline tickets; and

      o     generally, can be terminated upon relatively short notice.

These agreements also outline the terms and conditions under which ticket inventory provided by the airlines may be sold.

      Our agreement with Delta requires, subject to various exceptions, Delta's approval of the addition of new carriers to the priceline.com service and restricts the routes for which tickets may be offered by specified carriers through the priceline.com service as well as limitations on the code share arrangements of specified carriers. Delta also may require the exclusion of specific markets in order for certain other airlines to participate. These provisions could limit our ability to expand our airline ticket service. In addition, our ability to transfer or license our intellectual property to other travel providers is limited in the manner set forth in the agreement.

      It is possible that, as the priceline.com service grows and becomes a significant channel of distribution for airline tickets and as other carriers seek participation in the priceline.com service, these competitively restrictive provisions of the Delta Agreement could raise issues under federal and state antitrust laws. If that happened, either a federal or state government agency or private party could initiate litigation seeking to enjoin us and Delta from enforcing these provisions or seeking to collect treble damages. The outcome of any such litigation would be uncertain. If, however, such a lawsuit resulted in an injunction or subjected us to damages, our business and financial condition could suffer.

      Due to our dependence on the airline industry, we could be severely affected by changes in that industry, and, in many cases, we will have no control over such changes or their timing. For example, if the Federal Aviation Administration grounded a popular aircraft model, excess seat capacity could be dramatically reduced and, as a result, our source of inventory could be significantly curtailed. In addition, given the concentration of the airline industry, particularly in the domestic market, major airlines that are not participat ing in the priceline.com service could exert pressure on other airlines not to supply us with tickets. Alterna tively, the airlines could attempt to establish their own buyer-driven commerce service or other similar service to compete with us. We also could be materially adversely affected by the bankruptcy, insolvency or other material adverse change in the business or financial condition of one or more of our airline participants.

Our Business Model is Novel and Unproven

      The priceline.com service is based on a novel and unproven business model. We will be successful only if consumers and sellers actively use the priceline.com service. Prior to the launch of the priceline.com service, consumers and sellers had never bought and sold products and services through a demand collection system over the Internet. Therefore, it is impossible to predict the degree to which consumers and sellers will use the priceline.com service.

      Many of the factors influencing consumers' and sellers' willingness to use the priceline.com service are outside our control. For example, a labor dispute that disrupts airline service or an airline accident could make consumers unwilling to use a service like priceline.com that does not permit the customer to designate the airline on which the customer purchases a ticket. In addition, a breach of security on the Internet, even if we were not involved, could make consumers unwilling to guarantee orders online with a credit card. Conse quently, it is possible that consumers and sellers will never utilize the priceline.com service to the degree necessary for us to achieve profitability.

We Need to Sell New Products and Services

      We are unlikely to make significant profits unless we make new or complementary products and services and a broader range of existing products and services available through the priceline.com service. We will incur substantial expenses and use significant resources in trying to expand the type and range of the products and services that we offer. However, we may not be able to attract sellers and other participants to provide such products and services or consumers to purchase such products and services through the priceline.com service. In addition, if we launch new products or services and they are not favorably received by consumers, our reputation and the value of the priceline.com brand could be damaged.

      Almost all of our experience to date is in the travel industry. The travel industry is characterized by "expiring" inventories. For example, if not used by a specific date, an airline ticket or hotel room reservation has no value. The expiring nature of the inventory creates incentives for airlines and hotels to sell seats or room reservations at reduced rates. Because we have only limited experience in selling "non-expiring" inventories on the priceline.com service, such as new cars or financial services, we cannot predict whether the priceline.com business model can be successfully applied to such products and services.

Two New Businesses We Are Evaluating May Not Be Successful

      In addition to broadening the products and services offered through the priceline.com service, we may expand our current "name your price" business model into other areas of e-commerce. We currently are evaluating the licennsing of our business model to two new companies. One of these companies is developing a consumer-to-consumer business in which buyers would make conditional purchase offers to acquire goods from other consumers. The other would enable consumers to use the Internet to name the price that they are willing to pay for retail merchandise, which they would pick up from participating retailers. However, we have not determined the structure of our relationship with these companies, which may include, among other things, our licensing of the priceline.com brand and "name your price" business model and our investment in such entities. These new businesses may not be launched and if launched, may not be successful. If these new businesses are not favorably received by consumers, the association of our brand name and business model with these new entities may adversely affect our business and reputation and may dilute the value of our brand name. In addition, to the extent that we may need to invest funds and/or management resources for the development of these entities, our core business may suffer.

      Expansion of our core business model would expose us to additional risks not currently applicable to our existing operations. For example, expansion into retail products would give rise to operational challenges not applicable to our existing products, such as consumer pick-up arrangements. Moreover, a consumer-to-consumer service would create risks that we do not face currently, such as deceptive or fraudulent activities conducted by users on the Web site. The additional risks associated with an expansion of our core business could have a material adverse effect on our business generally.

Our Brand May Not Achieve the Broad Recognition Necessary to Succeed

      We believe that broader recognition and a favorable consumer perception of the priceline.com brand are essential to our future success. Accordingly, we intend to continue to pursue an aggressive brand-enhancement strategy, which will include mass market and multimedia advertising, promotional programs and public relations activities. These initiatives will involve significant expense. If our brand enhancement strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenues. Successful positioning of the priceline.com brand will largely depend on:

      o     the success of our advertising and promotional efforts;

      o an increase in the number of successful transactions on the priceline.com service; and

      o     the ability to continue to provide high quality customer service.

      We believe that consumers currently associate the priceline.com brand primarily with the sale of discount airline tickets. To grow our business, we will need to expand awareness of the priceline.com brand to a wide range of products and services.

      Sales and marketing expense was $34.9 million during the six months ended June 30, 1999. To increase awareness of the priceline.com brand and expand it to a wide range of products and services, we will need to continue to spend significant amounts on advertising and promotions. These expenditures may not result in a sufficient increase in revenues to cover such advertising and promotions expenses. In addition, even if brand recognition increases, the number of new users or the number of transactions on the priceline.com service may not increase. Also, even if the number of new users increases, those users may not use the priceline.com service on a regular basis.

We Face Potential Conflicts of Interest Relating to Walker Digital

      Because of our relationship with Walker Digital and our interlocking directors, officers and stockhold ers, we are likely to face potential conflicts of interest relating to Walker Digital.

      The priceline.com service and the business model and related intellectual property rights underlying the priceline.com service were developed in part by executives, employees and/or consultants associated with Walker Digital Corporation, a technology research and development company that was founded and is controlled by Mr. Jay S. Walker, who is the Founder and Vice Chairman of priceline.com. These individuals assigned all of their intellectual property rights relating to the priceline.com service to Walker Digital's affiliate, Walker Asset Management Limited Partnership. Walker Asset Management, subsequently transferred the patent rights relating to the priceline.com service and other related intellectual property rights to us. We, in turn, granted Walker Digital a perpetual, non-exclusive, royalty-free right and license to use certain intellectual property related to the priceline.com service for non-commercial internal research and development purposes.

      Walker Digital also provides us with, among other things, a right to purchase at fair market value any intellectual property that is in process or has been fully developed and that is owned and subsequently acquired, developed or discovered by Walker Digital or Walker Asset Management that will provide significant value in the use or commercial exploitation of the initially transferred patent and related intellectual property rights. Conflicts of interest may arise from time to time between Walker Digital and us with respect to the potential purchase by us of additional intellectual property rights at fair market value and the pursuit of overlapping corporate opportunities.

      Walker Digital currently owns the assets and intellectual property related to two new areas of e-commerce into which we may expand our "name your price" business model, one involving consumer-to-consumer sales and the other involving the sale of retail merchandise. We may license our brand name and "name your price" business model to two new companies formed to develop these businesses. Walker Digital may contribute assets and intellectual property to these companies in return for an equity interest in these companies.

      Walker Digital owns the intellectual property rights underlying the technology associated with our adaptive marketing programs. Walker Digital has licensed to priceline.com the right to use these intellectual property rights under a perpetual, non-exclusive, royalty-free license agreement. Walker Digital has pending several United States patent applications directed to different aspects of the processes and technology supporting adaptive marketing programs.

      Walker Digital also provides us with various services, including (1) research and development assistance; (2) patent planning, maintenance and prosecution; and (3) other intellectual property services, including technical support. Walker Digital also subleases a portion of its Stamford, Connecticut facilities to us on a month-to-month basis. Priceline.com, in turn, provides Walker Digital with various management and administrative services, for which Priceline.com collects fees from Walker Digital. We also have guaranteed Walker Digital's obligations under a lease whereby it leases office space that is used by both companies.

      Certain of our executive officers and other key employees also are directors, officers, employees or serve on advisory boards of Walker Digital and either own, or hold an option to purchase, equity securities of Walker Digital. Accordingly, because we have interlocking directors and officers and board level advisors with Walker Digital, there may be inherent conflicts of interest between Walker Digital and us. If a conflict arises between the management decisions of priceline.com and Walker Digital, we could lose valuable management input from our directors and officers who have conflicting obligations.

      Additionally, many of the options granted to employees and consultants of priceline.com under our 1997 Omnibus Plan entitle holders of such options to continue to vest options for the then current vesting period during which their employment or consulting arrangement with priceline.com terminates if such individuals continue to perform services, throughout the remainder of such vesting period, for another entity controlled by Mr. Jay S. Walker. Consequently, we could lose valuable personnel to an entity controlled by Mr. Walker, while such personnel continue to vest options granted to them by priceline.com for up to one vesting period.

      We have not adopted any formal plan or arrangement to address these potential conflicts of interest with Walker Digital or other entities controlled by Mr. Walker. We intend to review all related-party transactions and any potential conflicts with Walker Digital and these other entities on a case-by-case basis.

      As of July 20, 1999, Walker Digital owns directly approximately 5.3% of the outstanding common stock of priceline.com. Additionally, Walker Digital has established an option plan for its officers and employees that provides for the grant of options to purchase priceline.com stock owned by Walker Digital.

      Mr. Jay S. Walker, as the Founder of Walker Digital and as our Founder, has performed an essential role in the establishment and development of the priceline.com service. Mr. Walker also serves as Chairman of Walker Digital and as non-executive Chairman of NewSub Services, Inc., a direct marketing company also co-founded by him. Mr. Walker devotes, and expects to continue to devote, a substantial portion of his time to Walker Digital. Mr. Walker also expects to devote a considerable portion of his time developing and implementing the consumer-to-consumer and retail merchandise Internet businesses. Mr. Walker has not committed to devote any specific percentage of his business time to us. In July 1998, Mr. Richard S. Braddock replaced Mr. Walker as our Chairman and Chief Executive Officer, and in July 1999, Mr. Daniel H. Schulman joined priceline.com as our President and Chief Operating Officer. As a result, Mr. Walker's role with priceline.com has been reduced, and we expect that Mr. Walker will continue to reduce his involvement with us over time. Mr. Walker's skills and experience have benefitted, and continue to benefit, us significantly. Priceline.com could lose valuable management expertise as Mr. Walker further reduces his day-to-day involvement with priceline.com.

We May Be Unable to Effectively Manage Our Rapid Growth

      We have rapidly and significantly expanded our operations and anticipate that further expansion will be required to realize our growth strategy. Our rapid growth has placed significant demands on our manage ment and other resources which, given our expected future growth rate, is likely to continue. To manage our future growth, we will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for: (1) transaction processing; (2) operational and financial management; and (3) training, integrating and managing our growing employee base.

If We Lose Our Key Personnel or Cannot Recruit Additional Personnel, Our Business May Suffer

      Competition for personnel with experience in Internet commerce is intense. If we do not succeed in attracting new employees or retaining and motivating our current and future employees, our business could suffer significantly.

      Since our formation in July 1997, we have expanded from 10 to 249 full-time employees as of July 20, 1999. We also have employed many key personnel since our launch in April 1998, including our Chairman and Chief Executive Officer and our President and Chief Operating Officer, and a number of key managerial, marketing, planning, financial, technical and operations personnel. We expect to continue to add additional key personnel in the near future. We do not have "key person" life insurance policies on any of our key personnel.

      We believe our performance is substantially dependent on:

      o our ability to retain and motivate our senior management and other key employees; and

      o our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel.

Capacity Constraints and System Failures Could Harm Our Business

      If our systems cannot be expanded to cope with increased demand or fail to perform, we could experience:

      o     unanticipated disruptions in service;

      o     slower response times;

      o     decreased customer service and customer satisfaction; or

      o     delays in the introduction of new products and services;

any of which could impair our reputation, damage the priceline.com brand and materially and adversely affect our revenues. Publicity about a service disruption also could cause a material decline in our stock price.

      We use internally developed systems to operate the priceline.com service, including transaction processing and order management systems that were designed to be scalable. However, if the number of users of the priceline.com service increases substantially, we will need to significantly expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure to accommodate such increases in a timely manner.

      Our ability to facilitate transactions successfully and provide high quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware systems. The priceline.com service has experienced periodic system interruptions, which we believe will continue to occur from time to time. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. While we currently maintain redundant servers at our Stamford, Connecticut premises to provide limited service during system disruptions at our production site hosted by Exodus Communications, Inc., we do not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services. In addition, we do not carry sufficient business interruption insurance to compensate for losses that could occur. Any system failure that causes an interruption in service or decreases the responsiveness of the priceline.com service could impair our reputation, damage our brand name and materially adversely affect our revenues.

We Rely on Third-Party Systems

      We rely on certain third-party computer systems or third-party service providers, including;

      o the computerized central reservation systems of the airline and hotel industries to satisfy demand for airline tickets and hotel room reservations;

      o the computer systems of LendingTree, Inc. to satisfy offers for home financing services;

      o Exodus Communications to host our systems infrastructure, web and database servers; and

      o     CallTech Communications Incorporated to operate our call center.

      Any interruption in these third-party services, or a deterioration in their performance, could be disruptive to our business. We currently do not have any contractual arrangement with Exodus Communica tions and our agreements with CallTech Communications and LendingTree are terminable upon short notice. In the event our arrangement with any of such third parties is terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms.

Intense Competition Could Reduce Our Market Share and Harm Our Financial Performance

      The markets for the products and services offered on the priceline.com service are intensely competitive. We compete with both traditional distribution channels and online services. Increased competi tion could diminish our ability to become profitable or result in loss of market share and damage the priceline.com brand.

      We currently or potentially compete with a variety of companies with respect to each product or service we offer. With respect to travel products, these competitors include:

      o Internet travel agents such as Travelocity, Preview Travel and Microsoft's Expedia.com;

      o     traditional travel agencies;

      o consolidators and wholesalers of airline tickets and other travel products, including online consolidators such as Cheaptickets.com;

      o individual airlines, hotels, rental car companies, cruise operators and other travel service providers; and

      o operators of travel industry reservation databases such as Worldspan and Sabre.

Our current or potential competitors with respect to new automobiles include traditional and online auto dealers, including newly developing auto superstores such as AutoNation, Auto-by-Tel and Microsoft's CarPoint. With respect to financial service products, our competitors include:

      o     banks and other financial institutions;

      o online and traditional mortgage and insurance brokers, including mortgage.com, Quicken Mortgage, E-Loan and iOwn, Inc.; and

      o     insurance companies.

      We also potentially face competition from a number of large online services that have expertise in developing online commerce and in facilitating Internet traffic. These potential competitors include Amazon.com, America Online, Microsoft, and Yahoo! who could choose to compete with us either directly or indirectly through affiliations with other e-commerce companies. Other large companies with strong brand recognition, technical expertise and experience in online commerce and direct marketing could also seek to compete in the buyer-driven commerce market. In addition, as we expand our business through the introduc tion of new products and services, we will face competition from established providers of these products and services. For example, if we expand into the consumer-to-consumer market either directly or through a licensing arrangement, we will face competition from established web site operators such as eBay.

      Many of our competitors have significant competitive advantages. For example, airlines, hotels, financial institutions and other suppliers also sell their products and services directly to consumers and have established Web sites. Internet directories, search engines and large traditional retailers have significantly greater operating histories, customer bases, technical expertise, brand recognition and/or online commerce experience than us. In addition, certain competitors may be able to devote significantly greater resources than us to:

      o     marketing and promotional campaigns;

      o     attracting traffic to their Web sites;

      o     attracting and retaining key employees; and

      o     Web site and systems development.

Our Success Depends on Our Ability to Protect Our Intellectual Property

      We have developed a comprehensive program for securing and protecting rights in patentable inventions, trademarks, trade secrets and copyrightable materials. If we are not successful in protecting our intellectual property, there could be a material adverse effect on our business.

      Patents

      We currently hold one issued United States patent directed to a unique Internet-based buyer-driven commerce method and system underlying our business model. We also hold one issued United States patent directed to a method and system for pricing and selling airline ticket options and one issued United States patent directed to methods and systems for generating airline-specified time tickets. In addition, we have pending 25 United States and four international patent applications directed to different aspects of our technology and business processes. We also have instituted an invention development program to identify and protect new inventions and a program for international filing of selected patent applications. Nevertheless, it is possible that:

      o our core buyer-driven commerce patent and any other issued patents could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the buyer-driven commerce system claimed in the patent or the inven tions claimed in any other issued patents;

      o because of variations in the application of our business model to each of our products and services, our core buyer-driven commerce patent may not be effective in preventing one or more third parties from utilizing a copycat business model to offer the same product or service in one or more categories;

      o our ability to practice our core buyer-driven commerce patent through offering one or more of our products or services could be successfully prevented if one or more third parties prevail in an interference action in the U.S. Patent and Trademark Office and thereby obtain priority of invention for the subject matter claimed in our core buyer-driven commerce patent;

      o newly discovered prior art could diminish the value of or invalidate an issued patent;

      o our pending patent applications may not result in the issuance of patents; and

      o current and future competitors could devise new methods of competing with our business that are not covered by our issued patents or patent applications.

      While our core patent is directed to a unique buyer-driven commerce system and method, it does not necessarily prevent competitors from developing and operating Internet commerce businesses that use customer-offer based business models. It is possible for a competitor to develop and utilize a business model that appears similar to our patented buyer-driven commerce system, but which has sufficient distinctions that it does not fall within the scope of our patent. For example, we are aware of Internet travel services that appear to use customer-offer based transaction models, but based on the information we have obtained to date, may not infringe our patent.

      Walker Digital currently owns the assets and intellectual property related to two new areas of e- commerce into which we may expand our "name your price" business model, one involving consumer-to-consumer sales and the other involving the sale of retail merchandise. We may license our brand name and "name your price" business model to two new companies formed to develop these businesses. Walker Digital may contribute assets and intellectual property to these companies in return for an equity interest in these companies.

      Walker Digital owns the intellectual property rights underlying the technology associated with our adaptive marketing programs. Walker Digital has licensed to priceline.com the right to use such intellectual property rights under a perpetual, non-exclusive, royalty-free license agreement. Walker Digital has pending several United States patent applications directed to different aspects of the processes and technology supporting adaptive marketing programs.

      Pending Interference Action

      On January 6, 1999, we received notice that a third party patent applicant and patent attorney, Thomas G. Woolston, purportedly had filed in December 1998 with the United States Patent and Trademark Office a request to declare an "interference" between a patent application filed by Woolston describing an electronic market for used and collectible goods and our core buyer-driven commerce patent. We have received a copy of a Petition for Interference from Woolston, the named inventor in at least three United States Patent applications titled "Consignment Nodes," one of which has issued as a patent (U.S. Patent
Number: 5,845,265). We currently are awaiting information from the Patent Office regarding whether it will initiate an interference proceeding concerning Woolston's patent application and our core buyer-driven commerce patent. An interference is an administrative proceeding instituted in the Patent Office to determine questions of patentability and priority of invention between two or more parties claiming the same patentable invention. There is no statutory period within which the Patent Office must act on an interference request. If an interference is declared and proceeds through a final hearing in the Patent Office, a final judgment is made by the Patent Office as to inventorship. Following such final judgment, appeals could be made in Federal court. While there can be no certainty as to time periods, interference proceedings typically take years to resolve.

      As a threshold to the initiation of an interference proceeding, Woolston must show that his patent application supports claims that he copied from our core buyer-driven commerce patent. In order to make this showing, he would have to prove, among other things, that he invented the subject matter of the priceline.com claims before the inventors of our patent. If the Patent Office were to find that Woolston's patent application supported the copied priceline.com claims, it would resolve the interference by awarding inventorship to the party with the earliest proven date of invention. Woolston announced in February 1999 an agreement to license his issued patent and pending patent applications to the owner of a competing Internet travel service.

      While the interference process is still at an early stage, we believe that we have meritorious defenses to Woolston's claim, which we intend to pursue vigorously. Among other things, we believe that the Woolston patent application does not disclose the inventions covered by the priceline.com patent claims. However, it is impossible to predict the outcome of an interference with certainty. While Woolston claims to have an earlier invention date by a period of approximately sixteen months, the final decision as to priority of invention would be made by the Patent Office after considering facts provided by each party during the interference proceeding. If an interference is declared and thereafter resolved in favor of Woolston, such resolution could result in an award of some or all of the disputed patent claims to Woolston. If, following such award, Woolston were successful in a patent infringement action against us, including prevailing over all defenses available to us, such as those of non-infringement and invalidity, this could require us to obtain licenses from Woolston and pay damages from the date such patent issued at a cost which could significantly adversely affect our business. If Woolston prevailed in both an interference and an infringement action, then we could be enjoined from conducting business through the priceline.com service to the extent covered by the patent claims awarded to Woolston. In addition, defense of the interference action may be expensive and may divert management attention away from our business.

      Trademarks, Copyrights and Trade Secrets

      We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success. We rely on a combination of laws and contractual restrictions, such as confidenti ality agreements, to establish and protect our proprietary rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We also attempt to register our trademarks and service marks in the United States and interna tionally. However, effective trademark, service mark, copyright and trade secret protection may not be obtainable and/or available in every country in which our services are made available online.

      Pending Litigation

      On January 19, 1999, a complaint was filed in the United States District Court for the Northern District of California by Marketel International, Inc., a California corporation, under the caption Marketel International Inc. v. Priceline.com et. al., No. C-99-1061 (N.D. CA 1999), against priceline.com, Priceline Travel, Walker Asset Management, Walker Digital, Mr. Jay S. Walker, our Founder and Vice Chairman, and Mr. Andre Jaeckle, an individual who made a $1.0 million loan to us bearing interest at a rate of 6% per year and, in connection with the loan, received warrants, which have subsequently been fully exercised, to purchase 62,500 shares of our common stock. On February 22, 1999, Marketel filed an amended complaint, and on March 17, 1999, Marketel filed a second amended complaint. The second amended complaint includes as defendants, Mr. Timothy G. Brier, our Executive Vice President, Travel, Mr. Bruce Schneier, an individual and consultant to Walker Digital, and Mr. James Jorasch, an individual and employee of Walker Digital, and alleges causes of action for, among other things, misappropriation of trade secrets, breach of contract, conversion, breach of confidential relationship, copyright infringement, fraud, unfair competition and false advertising, and seeks injunctive relief and damages in an unspecified amount. In its second amended complaint, Marketel alleges, among other things, that the defendants conspired to misappropriate Marketel's business model, which it describes as a buyer-driven electronic marketplace for travel services and its appurtenant techniques, market research, forms, plans and processes, and which an executive of Marketel allegedly provided to Messrs. Walker and Jaeckle in confidence approximately ten years ago. The second amended complaint also alleges that three former Marketel employees are the actual sole inventors or co-inventors of priceline.com's core buyer driven commerce patent (US patent No. 5794207), which was issued on August 11, 1998 with Messrs. Jay S. Walker, Bruce Schneier and James Jorasch listed as the inventors and which patent was assigned to Walker Digital and thereafter assigned to priceline.com. Marketel asks that the patent's inventorship be corrected accordingly.

      Based upon publicly available information, we believe that Marketel's fax and fee-based business was launched in 1991 and ceased operations seven months later. Our Internet-based model was independently developed at Walker Digital and priceline.com, and practiced by priceline.com starting in 1998. Based on publicly available information and Marketel's second amended complaint, we understand that Marketel operated a fax-based travel information service which offered consumers, travel agents and/or consolidators the opportunity to purchase specially printed forms. These forms, when accompanied by an additional non-refundable fee, allowed prospective ticket buyers to fax to Marketel credit-card guaranteed bids for airline travel at a bid price specified by the buyer. We believe that Marketel has not engaged in any regular commer cial activities since ceasing operations in 1992. Based upon publicly available information, Marketel reactivated its status as a corporation by satisfying its back-due tax obligations to the State of California shortly after the filing of the original complaint.

      On February 5, 1999, February 10, 1999 and March 31, 1999, the defendants filed their answer, amended answer and answer to second amended complaint, respectively, in which they denied the material allegations of liability in the complaints. We and all other defendants strongly dispute the material legal and factual allegations contained in Marketel's second amended complaint and believe that the second amended complaint is without merit. We intend to defend vigorously against the action. Since May 28, 1999, there has been a discovery stay in effect, which was caused by the withdrawal of Marketel's counsel. Marketel has retained new counsel, and we now anticipate moving forward with discovery. On July 13, 1999, the plaintiff's new counsel filed a motion to reinstate four related claims that previously had been dismissed with prejudice. We intend to vigorously oppose reinstatement of these claims and, if the claims are reinstated, to vigorously defend against these claims. Nevertheless, if these claims are reinstated and if the plaintiffs ultimately prevail as to these claims, we could be exposed to remedies that could negatively affect our operating results.

      Defending the Marketel litigation may involve significant expense and, due to the inherent uncertain ties of litigation, there can be no certainty as to the ultimate outcome. Pursuant to the indemnification obligations contained in the Purchase and Intercompany Services Agreement with Walker Digital, Walker Digital has agreed to indemnify, defend and hold priceline.com harmless for damages, liabilities and legal expenses incurred in connection with the Marketel litigation.

      Domain Names

      We currently hold the Internet domain name "priceline.com," as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "priceline.com" domain name in all of the countries in which we conduct business.

      The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

      Licenses

      In the future, we may license portions of our intellectual property, including our issued patents, to third parties or to joint ventures or other entities in which we may have an interest. To date, we have granted a small business providing online travel services immunity from suit under our core Internet-based buyer-driven commerce system patent, on the condition that the nature and scope of such business is not significantly changed. If the nature or scope of such immunity were disputed, we would need to institute proceedings to enforce our rights either under the immunity agreement or under the patent.

The Success of Our Business Will Depend on Continued Growth of Internet Commerce

      The market for the purchase of products and services over the Internet is a new and emerging market. As an Internet commerce business, our future revenues and profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as a medium for commerce by consumers and sellers. If acceptance and growth of Internet use does not occur, our business and financial performance will suffer. Rapid growth in the use of and interest in the Internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty, and there are few proven products and services. For us to grow, consumers who historically have purchased through traditional means of commerce, such as a travel agent for airline tickets or a branch of a bank for home financings, will need to elect to purchase online products and services. Sellers of products and services will need to adopt or expand use of the Internet as a channel of distribution.

      The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.

      The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage generally, as well as the processing of transactions on the priceline.com Web site. It is unlikely that the level of orders lost in those circumstances could be made up by increased phone orders. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation. The adoption of new standards or government regulation may, however, require us to incur substantial compliance costs.

We May Not Be Able to Keep Up With the Rapid Technological and Other Changes

      The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the emerging nature of the Internet and the apparent need of companies from many industries to offer Internet-based products and services. As a result, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

Year 2000 Risks May Harm Our Business

      The risks posed by Year 2000 issues could adversely affect our business in a number of significant ways. Although we believe that our internally developed systems and technology are Year 2000 compliant, our information technology systems nevertheless could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating sellers also are heavily dependent on information technology systems and on their own third party vendors' systems. Year 2000 problems experienced by us or any of such third parties could materially adversely affect our business. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem.

      We are evaluating our internal information technology systems and contacting our information technology suppliers and participating sellers to ascertain their Year 2000 status. However, we cannot guarantee that our own systems will be Year 2000 compliant in a timely manner, that any of our participating sellers or other Web site vendors will be Year 2000 compliant in a timely manner, or that there will not be significant interoperability problems among information technology systems. We also cannot guarantee that consumers will be able to visit our Web site without serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Further, the costs related to Year 2000 compliance could be significant. Moreover, participating sellers in priceline.com services could experience substantial slow-downs in business if consumers avoid products and services such as air travel both before and after January 1, 2000 arising from concerns about reliability and safety because of the Year 2000 issue.

Online Security Breaches Could Harm Our Business

      The secure transmission of confidential information over the Internet is essential in maintaining consumer and supplier confidence in the priceline.com service. Substantial or ongoing security breaches on our system or other Internet-based systems could significantly harm our business. We currently require buyers to guarantee their offers with their credit card, either online or through our toll-free telephone service. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

      We incur substantial expense to protect against and remedy security breaches and their consequences. However, we cannot guarantee that our security measures will prevent security breaches. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

      We also face risks associated with security breaches affecting third parties conducting business over the Internet. Consumers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet and, therefore, the priceline.com service as a means of conducting commercial transactions.

Our Stock Price Is Highly Volatile

      The market price of our common stock is highly volatile and is likely to continue to be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

      o     quarterly variations in our operating results;

      o operating results that vary from the expectations of securities analysis and investors;

      o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

      o changes in market valuations of other Internet or online service companies;

      o announcements of technological innovations or new services by us or our competitors;

      o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

      o loss of a major seller participant, such as an airline or hotel chain;

      o     changes in the status of our intellectual property rights;

      o     loss of a major adaptive marketing partner;

      o announcements by third parties of significant claims or proceedings against us or adverse developments in pending proceedings;

      o     additions or departures of key personnel;

      o     future sales of our common stock; and

      o     stock market price and volume fluctuations.

      In addition, the trading prices of Internet stocks in general, including ours, have experienced extreme price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportion ate to the operating performance of these companies. The valuations of many Internet stocks, including ours, are extremely high based on conventional valuation standards, such as price to earnings and price to sales ratios. The trading price of our common stock has increased significantly from the initial public offering price. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of Internet or e-commerce companies could depress our stock price regardless of our results. Other broad market and industry factors may decrease the market price of our common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations, also may decrease the market price of our common stock.

      In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Substantial Sales of Common Stock Eligible for Resale Could Adversely Affect Our Stock Price

      Sales of a substantial number of shares of common stock could adversely affect the market price of our common stock by introducing a large number of sellers to the market. Given the volatility that exists for our shares, such sales could cause the market price of our common stock to decline.

      We currently have outstanding 142,320,427 shares of common stock. Of these shares, the 9,875,000 shares of common stock sold in our initial public offering are freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of priceline.com as defined in Rule 144 under the Securities Act. In addition, 55,056,902 shares are issuable upon exercise of outstanding warrants and options. The Form S-8 Registration Statement of which this reoffer prospectus is a part covers the shares of common stock issuable upon exercise of options granted under the 1997 Omnibus Plan and the 1999 Omnibus Plan. As a result, those shares will be freely tradeable under the Securities Act unless purchased by "affiliates" of priceline.com as defined in Rule 144 under the Securities Act. The balance of our outstanding common stock and the remaining shares of common stock issuable upon exercise of outstanding warrants will be "restricted securities" under the Securities Act, subject to restrictions on the timing, manner and volume of sales of these shares.

      The Selling Securityholders and all other participants in the Option Exercise Program have agreed, subject to limited exceptions, for a period of 180 days after the effective date of the registration statement associated with the Equity Offering, that they will not, without our prior written consent, directly or indirectly, offer to sell, sell, pledge or otherwise dispose of any shares of common stock owned by them and not sold pursuant to the Option Exercise Program. In addition, pursuant to agreements entered into in connection with our initial public offering, holders of approximately 131,731,960 shares of common stock and options to purchase an additional 12,833,869 shares of common stock continue to be subject to similar restrictions until September 26, 1999.

      Since many of the shares that are not currently freely tradeable were purchased at prices substantially below current market prices, we believe a significant number of these shares may be sold when eligible for resale.

      Subject to the foregoing lock-up agreements, holders of approximately 144,989,500 shares of common stock and securities exercisable for shares of common stock have various rights to request the registration of their shares under the Securities Act. Upon the effectiveness of this registration, all shares covered by such registration statement will be freely transferable.

      It currently is anticipated that the Equity Offering will be for an aggregate of 6,000,000 shares of common stock, of which 2,000,000 shares would be newly issued shares sold by priceline.com and 4,000,000 shares would be presently outstanding shares sold by selling stockholders. Upon completion of the Equity Offering, all of the shares sold in that offering would be freely tradeable. In connection with the Equity Offering, it is anticipated that priceline.com and the selling stockholders will enter into additional lock-up agreements with the underwriters pursuant to which no additional shares could be sold by them for 180 days after the effective date of the registration statement associated with the Equity Offering, without the prior written consent of Morgan Stanley Dean Witter. In connection with the Convertible Note Offering, it is anticipated that the conversion price would represent a premium to the market price of the common stock at the time of the offering. Accordingly, it is not possible to predict the time at which shares of common stock issuable upon conversion of the convertible notes would be issued. Shares of common stock issued upon conversion of the convertible notes would be freely tradeable upon issuance.

      Future sales of our common stock, or the availability of our common stock for sale, could adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

Regulatory and Legal Uncertainties Could Harm Our Business

      The products and services we offer through the priceline.com service are regulated by federal and state governments. Our ability to provide such products and services is and will continue to be affected by such regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies, could require us to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise adversely affect our financial performance.

      Travel Services

      We are subject to the laws and regulations of a number of states governing the offer and/or sale of travel services. For example, priceline.com is registered as a "seller of travel" under the California Seller of

Travel Act and is a member of the Airlines Reporting Corporation. In addition, a number of state travel laws and regulations require compliance with specific disclosure, bond and/or other requirements.

      New Car Sales

      A number of states have laws and regulations governing the registration and conduct of automobile dealers and brokers. Such laws generally provide that any person receiving direct or indirect compensation for selling automobiles or brokering automobile transactions must register as an automobile broker or dealer. Registration for automobile dealers/brokers may, among other things, require the registrant to maintain a physical office in the applicable state, a dealer lot zoned for automobile sales within the applicable state, and/or a franchise agreement with the manufacturers of the automobiles to be sold. With the planned expansion of our new automobile service from the New York metropolitan area to all 48 contiguous states, priceline.com will attempt to register as an automobile broker/dealer in the jurisdictions where registration is required, provided that it can reasonably comply with the requirements for registration imposed by each jurisdiction. However, we may not be able to register in all states. For example, we will not be able to register in a jurisdiction that requires a dealer zoned lot or a franchise agreement with manufacturers of the automobiles to be sold. We will work with the regulators of the various jurisdictions to obtain waivers of such requirements, but we may not be successful in our efforts.

      In jurisdictions where we cannot obtain registration, it is possible that state regulatory bodies could take a strict enforcement position and could require us to register as an automobile broker/dealer as a condition to offering our new automobile service in their states. In that case, we may be unable to continue to make our new automobile services available in those jurisdictions.

      Home Financing Services

      Most states have laws and regulations governing the registration or licensing and conduct of persons providing mortgage brokerage services. Such laws and regulations also typically require certain consumer protection disclosures and compliance with loan solicitation procedures and a variety of other practices, throughout the various stages of the mortgage solicitation, application and approval process.

      In addition to state law, mortgage brokerage services are heavily regulated by federal law. For example, the Real Estate Settlement Procedures Act, prohibits the payment and receipt of mortgage loan referral fees. The act, however, does permit persons to be compensated for the fair market value of non-referral services actually rendered.

      We introduced our home financing service in January 1999. LendingTree serves as the back-end processing system, which presents offers we receive to multiple mortgage lending institutions for consideration, for all of priceline.com's home financing services. We provide and are responsible for maintaining the home financing service on our Web site and develop and purchase all advertising. LendingTree compensates us for the fair market value of our non-referral services. We believe that offering the home mortgage service does not require our registration under or compliance with the mortgage or similar brokerage laws of any jurisdiction. However, it is possible that one or more regulatory authorities could seek to enforce existing laws, or otherwise enact new legislation, requiring our registration and compliance and could scrutinize our compensation arrangement with LendingTree under Real Estate Settlement Procedures Act or other federal or state laws. Such action could severely interfere with the conduct of our business.

      LendingTree provides the back-end processing system, which presents offers we receive to multiple mortgage lending institutions for consideration, for the home mortgage service on our Web site and is responsible for maintaining the necessary and appropriate state registrations and licenses associated with LendingTree's mortgage brokerage services. If a state or federal regulatory authority, or an aggrieved customer, should in the future claim that LendingTree has failed to comply fully with applicable state or federal law requirements pertaining to LendingTree's provision of mortgage brokerage services, our home mortgage service could be materially and adversely affected and we may be unable to continue to make our home mortgage service available.

      We are exploring the possibility of acquiring a minority interest in, and licensing the priceline.com name and business model to, a newly formed subsidiary of a federally chartered savings and loan association. This entity may be known as "priceline.mortgage.com" and also may serve as an entity that could accept mortgage applications or mortgage qualification loans.

      Consumer Protection and Related Laws

      All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. We also are subject to related "plain language" statutes in place in many jurisdictions, which require the use of simple, easy to read, terms and conditions in contracts with consumers.

      Although there are very few laws and regulations directly applicable to the protection of consumers in an online environment, it is possible that legislation will be enacted in this area and could cover such topics as permissible online content and user privacy, including the collection, use, retention and transmission of personal information provided by an online user. Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. Such consumer protection laws could result in substantial compliance costs and interfere with the conduct and growth of our business.

      Business Qualification Laws

      Because our service is available over the Internet in multiple states, and because we sell to numerous consumers resident in such states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state. We are qualified to do business in a limited number of states, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to so qualify and limit our ability to conduct litigation in such states.

      International Expansion

      We intend to explore opportunities for expanding our business into international markets. It is possible, however, that the priceline.com demand collection system will not be readily adaptable to the regulatory environments of certain foreign jurisdictions. In addition, there are various other risks associated with international expansion. They include language barriers, unexpected changes in regulatory requirements, trade barriers, problems in staffing and operating foreign operations, changes in currency exchange rates, difficulties in enforcing contracts and other legal rights, economic and political instability and problems in collection.

Our Business is Subject to Tax Uncertainties

      Potential Federal Air Transportation Tax Liability

      A federal air transportation tax is imposed upon the sale of airline tickets and generally is collected by the airlines selling the tickets. The tax is based upon a percentage of the cost of transportation, which was 9% for periods prior to October 1, 1998 and 8% thereafter. Because of the unique pricing structures employed in the priceline.com service, such as the amount paid by the customer for a ticket being different than the amount charged by the airline for the same ticket with the excess payment, if any, going to us as a charge for the use of our proprietary business method, it is not clear how this federal tax should be calculated when sales occur using the priceline.com service. We have been calculating this tax based on the price charged by the airline for a ticket, rather than the price paid by the customer. There is a possibility that current law requires computation of the tax based on the price paid by the customer to us.

      Due to the uncertainty of how the federal air transportation tax applies to sales of airline tickets using the priceline.com service, we have submitted a written request to the United States Internal Revenue Service seeking a determination of our federal air transportation tax obligations. We recently met with representatives of the Internal Revenue Service to informally discuss our submission. We intend to revise and resubmit our request to address certain factual and legal inquiries raised during our meeting. The actual ruling by the Internal Revenue Service may not be favorable and may require us to collect the federal air transportation tax on the total amount paid by consumers for air travel.

      If the determination of the Internal Revenue Service is unfavorable, we could owe approximately $766,339 in additional taxes as of June 30, 1999. We have accrued for such potential liability in our condensed balance sheet as of June 30, 1999 and are providing for such potential liability on an ongoing basis. We have agreed to indemnify and hold harmless certain of our participating airlines from any liability with respect to such taxes, as well as to secure the payment of such taxes by a letter of credit.

      State Taxes

      We file tax returns in such states as required by law based on principles applicable to traditional businesses. In addition, we do not collect sales or other similar taxes in respect of transactions conducted through the priceline.com service (other than the federal air transportation tax referred to above). However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate online commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. Such proposals, if adopted, could substantially impair the growth of e-commerce and adversely affect our opportunity to become profitable.

      Legislation limiting the ability of the states to impose taxes on Internet-based transactions recently has been enacted by the United States Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a three-year moratorium, which commenced October 1, 1998 and ends on October 21, 2001, on state and local taxes on (1) electronic commerce where such taxes are discriminatory and (2) Internet access unless such taxes were generally imposed and actually enforced prior to October 1, 1998. It is possible that the tax moratorium could fail to be renewed prior to October 21, 2001. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce. The imposition of such taxes could adversely affect our ability to become profitable.

      Payroll Taxes Related to Option Exercises

      We currently have outstanding non-qualified stock options to purchase 27,488,057 shares issued to various employees, consultants and directors pursuant to the 1997 Omnibus Plan and the 1999 Omnibus Plan. The options entitle the holders to purchase common stock at a weighted average exercise price of approxi mately 10.96 per share, subject to adjustment in accordance with the 1997 Omnibus Plan and the 1999 Omnibus Plan. Upon exercise of an option, we will be required to make payments on behalf of the option holders for certain payroll related taxes such as Social Security and Medicare. These payroll taxes will appear as a general and administrative expense on our income statement and will amount to approximately 1.5% to 2.0% of the difference between the exercise price and the then fair market value of the common stock at the time of exercise. However, upon exercise of outstanding options, we also will be entitled to an income tax deduction equal to the sum of (1) the difference between the exercise price of the option and the then fair market value of the common stock at the time of exercise and (2) the total amount of payroll related tax payments. As the calculation of this expense is directly dependent upon our stock price and the exercise of options is in the sole discretion of the holder of the options, the amount and timing of the expense and the timing of the corresponding income tax deduction are not currently able to be determined and are not within our control.

Concentrated Control Could Adversely Affect Stockholders

      As of July 20, 1999, Mr. Jay S. Walker, the Founder and Vice Chairman of priceline.com, and Mr. Richard S. Braddock, Chief Executive Officer of priceline.com, together with their respective affiliates (including, with respect to Mr. Walker, Walker Digital) beneficially own approximately 44.0 and
12.5 percent, of our outstanding common stock, subject to certain adjustments. As a result, if Messrs. Walker and Braddock act together, they will have the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. Such control could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected.

We May Be Unable to Meet Our Future Capital Requirements

      Based on our current operating plan, we anticipate that the net proceeds of our recent initial public offering, the issuance of new shares pursuant to the Equity Offering and our concurrent Convertible Note Offering, together with our available funds, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for at least the next three years. After that time, we may need additional capital. Alternatively, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services, or to respond to competitive pressures. If we raise additional funds by issuing equity or convertible subordinated debt securities, the percentage ownership of our stockhold ers will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of the common stock.

      We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

Anti-Takeover Provisions Affecting Us Could Prevent or Delay a Change of Control

      Provisions of our certificate of incorporation and by-laws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that a stockholder may consider favorable. Our board of directors has the authority to issue up to 150,000,000 shares of preferred stock par value $0.01 per share, of priceline.com and to determine the price and the terms, including preferences and voting rights, of those shares without stockholder approval. Although we have no current plans to issue additional shares of our preferred stock, any such issuance could:

      o have the effect of delaying, deferring or preventing a change in control of our company;

      o discourage bids for our common stock at a premium over the market price; or

      o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

      We are subject to certain Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. In addition, certain provisions of our certificate of incorporation and by-laws, and the significant amount of common stock held by our executive officers, directors and affiliates, could together have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements under "The Company" and "Risk Factors" and elsewhere in this reoffer prospectus constitute forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achieve ments to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this reoffer prospectus.

      In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this reoffer prospectus.

                                 USE OF PROCEEDS

      Priceline.com will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus for the respective accounts of the Selling Securityholders. All such proceeds, net of brokerage commissions, if any, will be received by the Selling Securityholders. See "Selling Securityholders" and "Plan of Distribution."

                             SELLING SECURITYHOLDERS

      The following table sets forth information with respect to the beneficial ownership of Selling Securityholders based upon the corporate records of priceline.com as of July 20, 1999. Beneficial ownership is determined in accordance with the rules of the Commission, is based upon 142,320,427 shares outstanding as of July 20, 1999 and generally includes voting or investment power with respect to securities. Shares of common stock options or warrants that are currently exercisable or exercisable within 60 days of July 20, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

      The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of priceline.com.

                                                                         Number of Shares    % of Outstanding
                                                                        to be Beneficially     Shares To Be
                                 Number of Shares    Number of Shares      Owned if All        Owned if All
                                Beneficially Owned      That May Be       Shares Offered      Shares Offered
Name of Selling Securityholder   Prior to Offering    Offered Hereby      Hereby are Sold     Hereby are Sold
------------------------------  -------------------  -----------------   -----------------   -----------------
Mark Benerofe                            500,000 (1)      50,000              450,000                *
Timothy G. Brier                       3,062,700 (2)      50,000             3,012,700             2.1 %
Thomas D'Angelo                          250,000 (3)      50,000              200,000                *
Melissa M. Taub                          166,966 (4)      50,000              116,966                *

----------------------

*     Represents beneficial ownership of less than one percent.

(1) Includes outstanding options to purchase 450,000 shares which are vested but not exercisable until 180 days after the effective date of the registration statement associated with the Equity Offering. Excludes 125,000 shares subject to options that are not vested or exercisable within 60 days of July 20, 1999. Mr. Benerofe was Executive Vice President, Corporate Development from August 1998 to July 1, 1999 and will continued to be employed by priceline.com through August 3, 1999.

(2) Includes (1) 500,000 shares held by The Tim Brier 1998 Grantor Annuity Trust; (2) 200 shares held by immediate family members of Mr. Brier and to which Mr. Brier disclaims beneficial ownership; and (3) 7,500 shares held by immediate family members of Mr. Brier. Includes outstanding options to purchase 1,512,500 shares which are vested but not exercisable until 180 days after the effective date of the registration statement associated with the Equity Offering. Excludes 440,625 shares subject to options that are not vested or exercisable within 60 days of July 20, 1999. Mr. Brier has been the Executive Vice President, Travel of priceline.com since its inception. Pursuant to Section 16(b) of the Exchange Act, any profit realized on the sale of 200 shares purchased on April 1, 1999 and offered hereby will inure to the benefit of and will be paid to priceline.com by Mr. Brier.

(3) Includes outstanding options to purchase 200,000 shares which are vested but not exercisable until 180 days after the effective date of the registration statement associated with the Equity Offering. Excludes 62,500 shares subject to options that are not vested or exercisable within 60 days of July 20, 1999. Mr. D'Angelo has been Vice President, Finance and Controller of priceline.com since October 1997.

(4) Includes outstanding options to purchase 116,667 shares which are vested but not exercisable until. Excludes 83,333 shares subject to options that are not vested or exercisable within 60 days of July 20, 1999. Melissa M. Taub has been Senior Vice President, General Counsel and Secretary of priceline.com since September 1998. Pursuant to Section 16(b) of the Exchange Act, any profit realized on the sale of 300 shares purchased on April 1, 1999 and offered hereby will inure to the benefit of and will be paid to priceline.com by Ms. Taub.

                              PLAN OF DISTRIBUTION

      Pursuant to the terms of Option Exercise Program, shares of common stock offered hereby that are eligible to be sold in the Option Exercise Program may be offered and sold only during the period from the date hereof through July 30, 1999. Such sales may be sold through a cashless exercise program administered by Morgan Stanley Dean Witter in accordance with its terms. To the knowledge of priceline.com, other than the arrangement with Morgan Stanley for the sale of shares pursuant to the Option Exercise Program, the Selling Securityholders have no arrangements with any other brokerage firms.

      Following expiration of the term of the Option Exercise Program, unexercised options will become exercisable in accordance with their terms. Shares underlying such options may be sold from time to time directly by or on behalf of the Selling Securityholders in one or more transactions on the Nasdaq National Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The Selling Securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Securityholders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

      In connection with such sales, the Selling Securityholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

      In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Sales of shares must also be made by the Selling Securityholders in compliance with all other applicable state securities laws and regulations.

      In addition to any shares sold hereunder, Selling Securityholders may, at the same time, sell any shares of common stock, including the shares, owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus.

      There can be no assurance that any of the Selling Securityholders will sell any or all of the shares offered by them hereby.

      Priceline.com will pay all expenses of the registration of the shares and will not receive any proceeds from the sale of any shares by the Selling Securityholders.

      Priceline.com has notified the Selling Securityholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

                                  LEGAL MATTERS

      The validity of the shares being offered hereby has been passed upon for priceline.com by Melissa M. Taub, Esq., Senior Vice President, General Counsel and Secretary of priceline.com. Ms. Taub also is a Selling Securityholder.

                                     EXPERTS

      The financial statements incorporated by reference in this reoffer prospectus from priceline.com's registration statement on Form S-1 (Registration No. 333-69657), as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

                                     PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.     Incorporation of Documents by Reference.

      The following documents, which have been filed by the Registrant with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this registration statement as of their respective dates:

      (a) The Registrant's final prospectus filed on March 29, 1999 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the "Securities Act");

      (b) The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

      (c) The Registrant's Current Reports on Form 8-K, dated June 17, 1999 and July 19, 1999; and

      (d) The description of the Registrant's common stock contained in the Registrant's Registration Statement on Form 8-A filed on March 18, 1999 pursuant to Section 12(g) of the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

      All documents filed or subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities described herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the Commission. Any statement in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.     Description of Securities.

      Not applicable.

Item 5.     Interests of Named Experts and Counsel.

      The validity of the shares being offered hereby has been passed upon for priceline.com by Melissa M. Taub, Esq., Senior Vice President, General Counsel and Secretary of priceline.com. Ms. Taub is a Selling Securityholder.

Item 6.     Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

      As permitted by Delaware law, Article Seventh of priceline.com's certificate of incorporation provides that (1) priceline.com is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to certain very limited exceptions; (2) priceline.com is permitted to indemnify its other employees to the extent that it indemnifies its officers and directors, unless otherwise required by law, its certificate of incorporation, its by-laws or agreements; (3) priceline.com is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions; and (4) the rights conferred in the certificate of incorporation are not exclusive.

      As permitted by Delaware law, priceline.com's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to priceline.com or its stockholders; (2) for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of Delaware General Corporation Law regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to priceline.com for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      As permitted by Delaware law, priceline.com has purchased insurance covering the company's directors and officers against liability asserted against them in their capacity as such.

Item 7.     Exemption from Registration Claimed.

      Not applicable.

Item 8.     Exhibits.

            3.1*  Registrant's Amended and Restated Certificate of
                  Incorporation.

            3.2*  Registrant's By-laws.

            4.1*  Specimen Certificate for Registrant's Common Stock.

            4.2* Amended and Restated Registration Rights Agreement, dated as of December 8, 1998, among the Registrant and certain stockholders of the Registrant.

            4.3*  1997 Omnibus Plan of the Registrant.

            4.4*  1999 Omnibus Plan of the Registrant.

            5.1 Opinion of Melissa M. Taub, Esq., Senior Vice President, General Counsel and Secretary of the Registrant.

            23.1  Consent of Deloitte & Touche LLP.

            23.2 Consent of Melissa M. Taub, Esq. (contained in the opinion filed as Exhibit 5.1 hereto).

            24.1  Power of Attorney (included on the Signature Page)

      ---------------
      * Incorporated by reference to the Registrants' Registration Statement on Form S-1 (Registra tion Number 333-69657), as amended, originally filed with the Securities and Exchange Commission on December 23, 1999, and declared effective on March 29, 1999.

Item 9.     Undertakings.

      (a)   The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commis sion pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or
      Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 20th day of July, 1999.


                                    PRICELINE.COM INCORPORATED


                                    By: /s/ Melissa M. Taub
                                        --------------------------------------
                                        Melissa M. Taub
                                        Senior Vice President, General Counsel
                                           and Secretary


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Paul E. Francis, Melissa M. Taub, and Thomas P. D'Angelo, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                        Title                               Date
              ---------                                        -----                               ----
       /s/ Richard S. Braddock             Chairman and Chief Executive Officer                July 20, 1999
--------------------------------------     (Principal Executive Officer)
         Richard S. Braddock

          /s/ Jay S. Walker                Vice Chairman, Founder and Director                 July 20, 1999
--------------------------------------
            Jay S. Walker

        /s/ Daniel H. Schulman             President and Chief Operating Officer               July 20, 1999
--------------------------------------     and Director
         Daniel H. Schulman

         /s/ Paul E. Francis               Chief Financial Officer                             July 20, 1999
--------------------------------------     (Principal Financial Officer)
           Paul E. Francis

              Signature                                        Title                               Date
              ---------                                        -----                               ----
         /s/ Melissa M. Taub               Senior Vice President, General Counsel and          July 20, 1999
--------------------------------------     Secretary
           Melissa M. Taub

        /s/ Thomas P. D'Angelo             Vice President Finance and Controller               July 20, 1999
--------------------------------------     (Principal Accounting Officer)
         Thomas P. D'Angelo

         /s/ Paul A. Allaire               Director                                            July 20, 1999
--------------------------------------
           Paul A. Allaire

          /s/ Ralph M. Bahna               Director                                            July 20, 1999
--------------------------------------
           Ralph M. Bahna

         /s/ Paul J. Blackney              Director                                            July 20, 1999
--------------------------------------
          Paul J. Blackney

         /s/ William E. Ford               Director                                            July 20, 1999
--------------------------------------
           William E. Ford

          /s/ Marshall Loeb                Director                                            July 20, 1999
--------------------------------------
            Marshall Loeb

        /s/ N.J. Nicholas, Jr.             Director                                            July 20, 1999
--------------------------------------
         N.J. Nicholas, Jr.

        /s/ Nancy B. Peretsman             Director                                            July 20, 1999
--------------------------------------
         Nancy B. Peretsman

                                  EXHIBIT INDEX

 Exhibit   Description of Exhibit
 -------   ----------------------

   3.1*    Registrant's Amended and Restated Certificate of Incorporation.

   3.2*    Registrant's By-laws.

   4.1*    Specimen Certificate for Registrant's Common Stock.

   4.2* Amended and Restated Registration Rights Agreement, dated as of December 8, 1998, among the Registrant and certain stockholders of the Registrant.

   4.3*    1997 Omnibus Plan of the Registrant.

   4.4*    1999 Omnibus Plan of the Registrant.

   5.1 Opinion of Melissa M. Taub, Esq., Senior Vice President, General Counsel and Secretary of the Registrant.

   23.1    Consent of Deloitte & Touche LLP.

   23.2    Consent of Melissa M. Taub, Esq. (contained in the opinion filed as
           Exhibit 5.1 hereto).

   24.1    Power of Attorney (included on the Signature Page)

---------------
* Incorporated by reference to the Registrants' Registration Statement on Form S-1 (Registration Number 333-69657), as amended, originally filed with the Securities and Exchange Commission on December 23, 1999, and declared effective on March 29, 1999.